JOINT FILER INFORMATION

Name:	Urstadt Property Company, Inc.

Address:	2 Park Place, Bronxville, New York 10708

Designated Filer	Charles J. Urstadt

Issuer & Ticker Symbol:	Urstadt Biddle Properties Inc. (UBA) Class A Common Stock

Date of Event Requiring Statement:	January 8, 2015

Signature:	Urstadt Property Company, Inc.

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By: Charles J. Urstadt, Chairman
by Thomas D. Myers as Attorney in Fact Charles J. Urstadt Chairman